Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

31 July 2018

Fresenius Medical Care continues to grow in the second quarter and confirms outlook for 2018

•                  Healthy organic growth across the board, North American Products business continues strong growth

•                  Underlying Care Coordination margin improved

•                  Results continue to be impacted by strong currency headwinds

•                  Calcimimetics continue to evolve

•                  Divestiture of Sound Inpatient Physicians successfully closed

•                  NxStage acquisition expected to close in the second half of 2018

Key figures (IFRS)

EUR million	Q2 2018	Q2 2017	Growth yoy	Growth yoy, cc	H1 2018	H1 2017	Growth yoy	Growth yoy, cc
Revenue	4,214	4,471	(6)%	2%	8,189	9,019	(9)%	0%
Revenue on a comp. basis[1]	4,214	4,340	(3)%	5%	8,189	8,749	(6)%	3%
Revenue adjusted[1]	4,214	4,342	(3)%	5%	8,189	8,651	(5)%	4%
Operating income (EBIT)	1,401	583	140%	162%	1,898	1,235	54%	68%
EBIT on a comp. basis[1]	568	583	(3)%	4%	1,078	1,235	(13)%	(5)%
EBIT adjusted[1]	568	591	(4)%	2%	1,078	1,144	(6)%	3%
Net income[2]	994	269	270%	303%	1,273	577	121%	141%
Net income on a comp. basis[1,2]	308	269	15%	22%	599	577	4%	13%
Net income adjusted[1,2]	273	274	0%	6%	517	523	(1)%	7%
Basic EPS (EUR)	3.24	0.88	270%	303%	4.15	1.88	121%	141%
EPS on a comp. basis[1]	1.00	0.88	15%	22%	1.96	1.88	4%	13%
EPS adjusted[1]	0.89	0.89	0%	6%	1.69	1.71	(1)%	7%

cc = at constant currency, EPS = earnings per share

1  For a detailed reconciliation, please refer to the table at the end of the press release

2  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Rice Powell, Chief Executive Officer of Fresenius Medical Care, stated: “In the second quarter, we have seen solid growth resulting in a strong net income increase of 22 percent at constant currency — excluding the positive impact of the successful and efficient closing of the Sound Inpatient Physicians divestment. On the back of the strong development of our Products business and continued growth of our Services business, we expect growth to further accelerate in the second half of 2018.”

Strong Products growth

Revenue in the second quarter of 2018 was again significantly impacted by foreign currency effects, resulting in a 2% increase at constant currency to EUR 4,214 million (-6% at current rates). Adjusting the second quarter of 2017 for the impact from the IFRS 15 implementation, revenue in the second quarter of 2018 was up by 5% at constant currency. Health Care Services revenue increased by 1% at constant currency to EUR 3,385 million, driven by growth in same market treatments and contributions from acquisitions, partially offset by the effects from the implementation of IFRS 15. Excluding the negative effects from the implementation of IFRS 15 Health Care Service revenue increased by 4% at constant currency. Health Care Products revenue grew by 6% at constant currency to EUR 829 million. The increase was driven by higher sales of hemodialysis products and renal pharmaceuticals. Organic growth for Health Care Services was 3% and for Health Care Products 6%. Dialysis treatments increased by 3%, mainly as a result of growth in same-market treatments.

In the first half of 2018, revenue was stable at constant currency with EUR 8,189 million (-9% at current rates). Excluding the effect from the implementation of IFRS 15 revenue was up by 3% at constant currency. Health Care Services revenue decreased by 1% at constant currency (-11% at current rates) based on a strong comparable first half of 2017 and unfavourably affected by the implementation of IFRS 15 and the VA Agreement. Health Care Products revenue increased by 6% at constant currency (flat at current rates).

Significant contribution from divestitures of Care Coordination activities

Total operating income (EBIT) reached EUR 1,401 million, an increase of 162% at constant currency (+140% at current rates) in the second quarter of 2018. The strongest contributor was the gain related to the divestitures of Care Coordination activities. The significant contribution of EUR 833 million also includes the positive effect of gains from currency translation adjustments. Adjusting for the gain as well as the prior year impact from the VA Agreement, EBIT grew by 2% at constant currency (-4% at current rates) with an EBIT margin of 13.5%.

In the first half of 2018, EBIT increased by 68% at constant currency to EUR 1,898 million (+54% at current rates). Adjusted for the effects described above, EBIT increased by 3% at constant currency (-6% at current rates) and the EBIT margin was 13.2%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was exceptionally strong in the second quarter of 2018 with EUR 994 million (+270% at current rates), mainly driven by the gain related to the divestitures of Care Coordination activities. Excluding the gain related to the divestitures of Care Coordination activities, the increase in net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was 22% at constant currency (+15% at current rates). Further adjusting for the prior year impact from the VA Agreement and the positive effect from the U.S. Tax Reform, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA grew by 6% on a constant currency basis to EUR 273 million (flat at current rates). Based on the number of approximately 306.4 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) amounted to EUR 3.24 (+270% at current rates). On a comparable basis the company generated an EPS of EUR 1.00, up by 22% at constant currency and 15% at current rates. On an adjusted basis EPS increased by 6% to EUR 0.89 at constant currency (flat at current rates).

For the first half of 2018, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 141% at constant currency (+121% at current rates) to EUR 1,273 million, mainly driven by the gain related to the divestitures of Care Coordination activities. Adjusted for this effect, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA reached EUR 599 million, an increase of 13% at constant currency (+4% at current rates). Further adjusting for the prior year impact from the VA Agreement and the positive effect from the U.S. Tax Reform, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA reached EUR 517 million in the first half of 2018, an increase of 7% at constant currency (-1% at current rates).

Organic growth across all Reporting Segments

North America revenue, which represents 71% of total revenue in the second quarter of 2018, was stable at constant currency and reached EUR 2,971 million (-8% at current rates). Excluding the effect from the implementation of IFRS 15 revenue was up by 4% at constant currency. Organic growth was 3%.

Dialysis Care revenue increased by 4% to EUR 2,232 million at constant currency (-4% at current rates). The growth at constant currency was mainly driven by an increase in organic revenue per treatment, same market treatment growth and contributions from acquisitions, to some extent diluted by the implementation of IFRS 15 and the VA Agreement in the prior year. Adjusted for the implementation of IFRS 15, Dialysis Care revenue increased by 7% at constant currency. Organic revenue per treatment increased by 4%, same-market treatments grew by 2% and acquisitions contributed 1%. At constant currency, Care Coordination revenue decreased by 18% (-24% at current rates), driven by the shift of calcimimetic drugs into the clinical environment and the implementation of IFRS 15, partially offset by improved performance in certain services prior to divestiture. Excluding the effect from the implementation of IFRS 15 Care Coordination revenue decreased by 10% at constant currency.

In the U.S., the average revenue per treatment, adjusted for the implementation of IFRS 15 and excluding the 2017 impact of the VA Agreement, increased by USD 13 from USD 341 to USD 354. The increase was mainly driven by the introduction of calcimimetic drugs in the clinical environment, which is still evolving. The increase was partially offset by lower revenue from commercial payors, as expected, and higher implicit price concessions (IFRS 15).

Cost per treatment in the U.S., adjusted for the implementation of IFRS 15, increased by USD 14 from USD 272 to USD 286. This development was largely a result of the introduction of calcimimetic drugs in the clinical environment as well as increased property and other occupancy related costs, partially offset by lower costs for health care supplies.

At constant currency, Health Care Products revenue showed a strong increase of 10% to EUR 210 million due to higher sales of renal pharmaceuticals, machines and hemodialysis concentrates. Lower external sales in peritoneal dialysis products affected the overall positive development.

Total operating income for the North America segment was EUR 1,286 million in the second quarter of 2018, an increase of 200% at constant currency (+174% at current rates). This increase was mainly driven by the gain related to divestitures of Care Coordination activities. Adjusted for this impact and the 2017 effects from the VA Agreement, operating income (EBIT) was EUR 453 million compared to EUR 471 million in the second quarter of 2017. The adjusted operating income margin was stable at 15.2%.

For the first half of 2018, North America revenue decreased by 3% at constant currency to EUR 5,746 million (-13% at current rates). Adjusted for the implementation of IFRS 15 (EUR 270 million), revenue increased by 1% at constant currency (-9% at current rates). Mainly driven by the gain related to divestitures of Care Coordination activities, operating income went up by 83% at constant currency (+66% at current rates) to EUR 1,648 million in the first half of 2018.

As of the end of June 2018, the company was treating 199,527 patients (+3%) at its 2,439 clinics (+4%) in North America. Dialysis treatments increased by 3%.

EMEA revenue increased by 5% at constant currency (+2% at current rates) to EUR 652 million in the second quarter of 2018, mainly driven by the positive development in Health Care Services revenue and Health Care Products revenue, which increased by 5% and 4%, respectively, at constant currency. The increase in Health Care Services revenue was driven by same-market treatment growth and acquisitions. Dialysis Products revenue grew by 5% at constant currency (+2% at current rates) to EUR 319 million, due to higher sales of dialyzers, machines, bloodlines, products for acute care treatments and renal pharmaceuticals.

Non-dialysis Products revenue decreased by 8% at constant currency (-8% at current rates) to EUR 18 million, primarily due to slightly lower sales volumes.

Operating income was EUR 105 million in the second quarter of 2018. The operating income margin decreased from 17.6% to 16.1%, mainly due to unfavorable impacts from lower income from equity method investees, higher personnel costs in certain countries and an increase in bad debt expenses.

For the first half of 2018, EMEA revenue increased by 5% at constant currency to EUR 1,288 million (+3% at current rates), while operating income of EUR 214 million was 5% below last year´s level at constant currency (-6% at current rates).

As of the end of June 2018, the company had 63,589 patients (+4%) being treated at 758 clinics (+4%) in the EMEA region. Dialysis treatments increased by 4%.

Asia-Pacific revenue grew by 7% at constant currency to EUR 422 million (+1% at current rates) in the second quarter of 2018. Health Care Services revenue in the region increased by 7% at constant currency to EUR 191 million (flat at current rates). Care Coordination activities contributed EUR 49 million (+32% at constant currency, +24% at current rates) to Health Care Services revenue. This strong Care Coordination growth in Asia Pacific was mainly related to acquisitions and a strong organic revenue growth. Health Care Products showed again a solid business performance, growing 6% at constant currency to revenues of EUR 231 million (+2% at current rates). This growth was mainly driven by higher sales of hemodialysis products, partially offset by lower sales of products for acute care treatments. Operating income reached the same level as the previous year’s quarter (EUR 78 million). The operating income margin decreased slightly to 18.4%, driven by unfavorable foreign currency impacts and increased costs for the business growth, mainly in China.

For the first half of 2018, Asia-Pacific revenue increased by 10% at constant currency to EUR 814 million. Operating income decreased by 1% at constant currency with EUR 152 million (-5% at current rates).

As of the end of June 2018, the company had 30,578 patients (+2%) being treated at 385 clinics in Asia-Pacific. Dialysis treatments increased by 2%.

Latin America delivered revenue of EUR 164 million in the second quarter of 2018, an improvement of 11% at constant currency (-10% at current rates). This growth was mainly due to a strong growth in Health Care Services (+15% at constant currency) driven by an increase in organic revenue per treatment, acquisitions and growth in same market treatments. Health Care Products revenue in Latin America increased by 2% at constant currency to EUR 46 million, due to higher sales of machines and peritoneal dialysis products and negatively affected by lower sales of dialyzers. With an operating income of EUR 11 million the segment generated an operating income on previous year’s level. The operating income margin remained at 6.8%.

For the first half of 2018, Latin America revenue increased by 14% at constant currency to EUR 334 million (-7% at current rates). Operating income was EUR 25 million, an increase of 5% at constant currency (-6% at current rates).

As of the end of June 2018, the company was treating 31,494 patients (+4%) at 233 clinics in Latin America (+1%). Dialysis treatments increased by 4%.

Net interest expense was EUR 84 million compared to EUR 95 million in the second quarter of 2017, a decrease of 6% at constant currency (-11% at current rates). The decrease was driven by a replacement of high interest-bearing senior notes by debt instruments at lower rates as well as a decreased debt level. Income tax expense was EUR 262 million for the second quarter of 2018, which translates into an effective tax rate of 19.9%, compared to last year’s Q2 with a tax rate of 30.8%. The strong reduction was largely driven by the U.S. Tax Reform and the gain related to divestitures of Care Coordination activities.

Strong cash flow generation

In the second quarter of 2018, the company generated EUR 656 million of operating cash flow, compared to EUR 883 million provided by operating activities in last year’s second quarter. This decrease was mainly driven by increased accounts receivable related to the addition of calcimimetics into the Medicare ESRD payment bundle and unfavorable foreign currency effects. The number of days sales outstanding (DSOs) decreased sequentially by three days compared with Q1 2018 to reach 82 days. Free cash flow (Net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 429 million for the three months ended June 30, 2018 compared to EUR 690 million for the same period of 2017. Free cash flow in percent of revenue was 10.2% and 15.4% for the three months ended June 2018 and 2017, respectively.

Sound Physicians divestiture successfully closed

On June 28, Fresenius Medical Care announced the closing of the divestiture of Sound Inpatient Physicians Holdings, LLC to an investment consortium led by Summit Partners. In the second half of 2017, the Sound Physicians business generated revenue of EUR 559 million and a net income of EUR 38 million. The 2017 basis has been adjusted accordingly for measuring the performance against the 2018 outlook.

Closing of NxStage Medical acquisition expected for second half 2018

In August 2017, Fresenius Medical Care signed an agreement with NxStage Medical, a U.S.-based medical technology and services company, to acquire all outstanding shares of NxStage Medical through a merger. The merger, which has been approved by NxStage’s board, NxStage stockholders and authorities in Germany, is still subject to regulatory approval by the Federal Trade Commission under the Hart-Scott-Rodino Act. Fresenius Medical Care has exercised its contractual right under the merger agreement to extend the original closing deadline by 90 days from August 7, 2018 to November 5, 2018. Fresenius Medical Care expects to close the transaction in 2018.

Employees

As of June 30, 2018, Fresenius Medical Care had 111,263 employees (full-time equivalents) worldwide, compared to 112,163 employees at the end of June 2017. This decrease was mainly attributable to divestitures of certain Care Coordination activities.

Outlook 2018

The company expects revenue3 growth between 5% and 7% at constant currency. Net income on a comparable basis4 is expected to increase by 13% to 15% at constant currency and on an adjusted basis4,5 to increase by 7% to 9% at constant currency.

The targets exclude the effect from the planned acquisition of NxStage Medical and the gain (loss) related to divestitures of Care Coordination activities.

3  2017 adjusted for the effect of IFRS 15 implementation and the contribution of Sound Physicians in H2 2017

4  Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA, adjusted for the contribution from Sound Physicians in H2 2017

5  VA Agreement, Natural Disaster Costs, FCPA related charge, U.S. Tax Reform

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter today at 3:30 p.m. CEDT / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the second quarter of 2018.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,815 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 325,188 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended June 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc

Health Care Services	3,385	3,649	-7.2%	0.5%
Health Care Products	829	822	0.8%	6.1%
Revenue	4,214	4,471	-5.8%	1.6%
Revenue on a comparable basis	4,214	4,340	-2.9%	4.6%
Revenue adjusted	4,214	4,342	-3.0%	4.6%

Costs of revenue	2,910	2,976	-2.2%	5.8%
Gross profit	1,304	1,495	-12.8%	-6.8%
Selling, general and administrative	715	904	-20.9%	-15.3%
(Gain) loss related to divestitures of Care Coordination activities	(833)	(4)	n.a.	n.a.
Research and development	38	35	7.3%	11.0%
Income from equity method investees	(17)	(23)	-28.0%	-27.6%
Operating income (EBIT)	1,401	583	140.2%	161.7%
Operating income (EBIT) on a comparable basis	568	583	-2.6%	3.9%
Operating income (EBIT) adjusted	568	591	-4.0%	2.4%

Interest expense, net	84	95	-11.2%	-5.6%
Income before taxes	1,317	488	169.7%	194.2%
Income tax expense	262	150	73.8%	90.8%
Net income	1,055	338	212.3%	240.3%
Less: Net income attributable to noncontrolling interests	61	69	-11.5%	-4.0%
Net income[1]	994	269	269.9%	303.2%
Net income[1] on a comparable basis	308	269	14.5%	21.7%
Net income[1] adjusted	273	274	-0.3%	6.1%

Operating income (EBIT)	1,401	583	140.2%	161.7%
Depreciation and amortization	180	186	-3.1%	3.0%
EBITDA	1,581	769	105.5%	124.6%
EBITDA margin	37.5%	17.2%

Weighted average number of shares	306,355,571	306,523,865
Basic earnings per share (EUR)	3.24	0.88	270.1%	303.4%
EPS on a comparable basis	1.00	0.88	14.6%	21.7%
EPS adjusted	0.89	0.89	-0.3%	6.2%

In percent of revenue
Costs of revenue	69.0%	66.6%
Gross profit	31.0%	33.4%
Operating income (EBIT)	33.3%	13.0%
Net income[1]	23.6%	6.0%

1 Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Six months ended June 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc

Health Care Services	6,594	7,418	-11.1%	-1.1%
Health Care Products	1,595	1,601	-0.3%	6.3%
Revenue	8,189	9,019	-9.2%	0.2%
Revenue on a comparable basis	8,189	8,749	-6.4%	3.3%
Revenue adjusted	8,189	8,651	-5.3%	4.4%

Costs of revenue	5,682	5,932	-4.2%	6.2%
Gross profit	2,507	3,087	-18.8%	-11.4%
Selling, general and administrative	1,393	1,827	-23.7%	-16.6%
(Gain) loss related to divestitures of Care Coordination activities	(820)	(4)	n.a.	n.a.
Research and development	70	67	3.4%	8.2%
Income from equity method investees	(34)	(38)	-9.0%	-8.2%
Operating income (EBIT)	1,898	1,235	53.7%	68.4%
Operating income (EBIT) on a comparable basis	1,078	1,235	-12.7%	-4.9%
Operating income (EBIT) adjusted	1,078	1,144	-5.7%	2.6%

Interest expense, net	164	188	-12.5%	-5.2%
Income before taxes	1,734	1,047	65.6%	81.6%
Income tax expense	349	332	5.0%	15.4%
Net income	1,385	715	93.7%	112.3%
Less: Net income attributable to noncontrolling interests	112	138	-18.6%	-9.1%
Net income[1]	1,273	577	120.6%	141.4%
Net income[1] on a comparable basis	599	577	3.9%	12.9%
Net income[1] adjusted	517	523	-1.2%	7.2%

Operating income (EBIT)	1,898	1,235	53.7%	68.4%
Depreciation and amortization	355	376	-5.5%	2.6%
EBITDA	2,253	1,611	39.9%	53.0%
EBITDA margin	27.5%	17.9%

Weighted average number of shares	306,404,051	306,383,373
Basic earnings per share (EUR)	4.15	1.88	120.6%	141.3%
EPS on a comparable basis	1.96	1.88	3.9%	12.9%
EPS adjusted	1.69	1.71	-1.2%	7.2%

In percent of revenue
Costs of revenue	69.4%	65.8%
Gross profit	30.6%	34.2%
Operating income (EBIT)	23.2%	13.7%
Net income[1]	15.5%	6.4%

1 Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS  financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted

Revenue	4,214	4,471	8,189	9,019
Effect from IFRS 15 implementation		(131)		(270)
Revenue on a comparable basis	4,214	4,340	8,189	8,749
VA Agreement[1]		2		(98)
Revenue adjusted	4,214	4,342	8,189	8,651

Operating income (EBIT)	1,401	583	1,898	1,235
(Gain) loss related to divestitures of Care Coordination activities	(833)		(820)
Operating income (EBIT) on a comparable basis	568	583	1,078	1,235
VA Agreement[1]		8		(91)
Operating income (EBIT) adjusted	568	591	1,078	1,144

Net income[2]	994	269	1,273	577
(Gain) loss related to divestitures of Care Coordination activities	(686)		(674)
Net income[2] on a comparable basis	308	269	599	577
VA Agreement[1]		5		(54)
U.S. Tax Reform[3]	(35)		(82)
Net income[2] adjusted	273	274	517	523

1 VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

2 Attributable to shareholders of FMC AG & Co. KGaA

3 U.S. Tax Reform: impacts from U.S. tax reform